Mail Stop 4561

May 12, 2009

Jon W. Gacek
Chief Financial Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

> **Re:** **Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 13, 2008**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your response letter dated April 14, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2009.

Form 10-K for Fiscal Year Ended March 31, 2008

Part II

Item 8. Financial Statements and Supplementary Data

Note 3: Summary of Significant Accounting Policies

Service Parts for Maintenance, page 59

1. Your response to prior comment number 7 indicates that a typical product has a three to five year life span after which you are committed to providing service for an additional five years. Please clarify for us the period over which you provide your general product warranty as compared to your separate extended warranty

contracts. In this regard, we note your disclosure on page 59, which indicates you generally provide a product warranty of 3 to 36 months.

2. We believe the model described in Q&A number 12 of TIS Section 2140 is the appropriate model to account for your service parts for maintenance. Please provide an analysis that shows the impact to the statements of operations of recording the cost of parts in the periods in which they are actually used as opposed to amortizing the cost of these parts over the expected period in which they are used. Additionally, it appears that the use of the inventory model may require you to re-evaluate your conclusion with respect to balance sheet classification. Please also provide us with an analysis of the impact of these changes on your previously-issued balance sheets, including working capital. If you intend to classify a portion of these parts as long term within your balance sheet, explain the basis for that conclusion and provide us with an analysis that supports the amount.

Part III

Item 11. Executive Compensation (incorporated by reference from Def 14A filed on June 27, 2008)

Compensation Discussion and Analysis, page 19

3. We note your response to prior comment number 8. When a named executive officer's individual performance has had a material effect on the compensation paid to that officer, the company should disclose in its compensation discussion and analysis how it evaluated the officer's individual performance, including identifying any annual performance objectives assigned to that individual as well as actual performance against those objectives. Please confirm that you will provide this disclosure in future filings.

Equity Compensation, page 23

4. We note your response to prior comment number 9. The company's explanation as to how it determined the size of the equity grants awarded to its named executive officers is still too general. Your response indicates that the size of the equity grants made in 2008 was based in part on equity grant guidelines established by the company. However, you do not disclose these guidelines. You indicate that your CEO recommended the size and form of the equity grants made to your named executive officers based on several factors. However, you do not explain how your CEO weighed and applied these factors in each individual case to reach his recommendation. Finally, it is unclear from your response whether the Leadership and Compensation Committee adopted the CEO's recommendations or modified them based on its own evaluation of the factors

identified or additional factors. Please confirm that in future filings you will provide a more substantive analysis as to how you determined the equity grants made to each of your named executive officers.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant